SONORAN ENERGY

February 23, 2009

U.S. Securities and Exchange Commission
100 F Street, N.W., Stop 7010
Washington, D.C. 20549

Atten. J. Cannarella

Re: **Sonoran Energy, Inc.**
File No.: 000-28915

Dear Mr. Cannarella:

I apologize for the length of time that it has taken to respond to your letter dated October 17, 2008. Since receiving your letter, the company has been rocked by falling oil prices and the turmoil in the lending and investment markets. We have been forced to trim costs and have not had funds to complete the research that you requested. W also deferred filing of our 10Q for the quarter ending 10/31/08. We expect to obtain enough short term funding over the next month to catch up on our filing during March. We will then return our focus to responding to your questions. We expect to provide the data that you requested by the middle of April.

Thanks for your patience.

Andrew G. Williams

Andrew G. Williams
Chief Financial Officer

Sonoran Energy, Inc, 14180 Dallas Parkway, Suite 400, Dallas TX 75254
Phone: 888-915-6449, Fax: 214-389-4860